CACHE SECURITIES, LLC

MIAMI, FLORIDA

FINANCIAL STATEMENTS, FORM X-17A-5, PART III,
SUPPLEMENTAL INFORMATION, AND
REPORTS OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2023

CACHE SECURITIES, LLC

MIAMI, FLORIDA

FINANCIAL STATEMENTS, FORM X-17A-5, PART III,
SUPPLEMENTAL INFORMATION, AND
REPORTS OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2023

CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70913

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Cache Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1111 Brickell Avenue Floor 10
(No. and Street)

Miami	FL	33131
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Chang Liu	786-383-2620	chang@usecache.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Assurance Dimensions
(Name – if individual, state last, first, and middle name)

4920 West Cypress Street, Suite 102	Tampa	FL	33607
(Address)	(City)	(State)	(Zip Code)

4/13/2010	5036
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, _____Chang Liu___________, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _______Cache Securities, LLC_______, as of ___December 31________, 2023__, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Chang Liu

CEO, Cache Securities

[signature]

Notary Public

MICHEL NICOLAS NOTARY My Comm. Expires 08/02/2025 No. HH 151130 PUBLIC STATE OF FLORIDA

This filing contains (check all applicable boxes):**

State of Florida.

County of Miami Dade

The foregoing instrument was acknowledged before me by means of physical presence,

this 06th of February, 2024

By Liu Chang

who is personally known to me ____ or who has produced FLDL

as identification.

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

☑ (a) Statement of financial condition.

☑ (b) Notes to consolidated statement of financial condition.

☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☑ (d) Statement of cash flows.

☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
 of **Cache Securities, LLC**:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **Cache Securities, LLC** (the "Company") as of December 31, 2023, the related statements of operations, changes in member's equity, and cash flows for the period February 1, 2023 to December 31, 2023, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the for the period February 1, 2023 to December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital Pursuant to Rule 15c3-1, Statement on Exemption from the Computation for Determination of Reserve Requirements under rule 15c3-3, Statement on Exemption Relating to Possession or Control Requirements under Rule 15c3-3, and Exemption Report Pursuant to Rule 17a-5 of the Securities and Exchange Commission as of December 31, 2023 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Pursuant to Rule 15c3-1, Statement on Exemption from the Computation for Determination of Reserve Requirements under rule 15c3-3, Statement on Exemption Relating to Possession or Control Requirements under Rule 15c3-3, and Exemption Report Pursuant to Rule 17a-5 of the Securities and Exchange Commission as of December 31, 2023 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Assurance Dimensions

We have served as **Cache Securities, LLC's** auditor since 2023.
Margate, Florida
February 22, 2024

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

CACHE SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2023

ASSETS

Cash	$	114,920
Deposits with clearing brokers		125,000
Prepaid expenses and other assets		13,992
TOTAL ASSETS	$	253,912

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable	$	29,623
Accrued expenses		11,997
TOTAL LIABILITIES		41,620
MEMBER'S EQUITY		
Additional paid-in capital		1,047,041
Accumulated deficit		(834,749)
TOTAL MEMBER'S EQUITY		212,292
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	253,912

See accompanying notes to the financial statements.

CACHE SECURITIES, LLC

STATEMENT OF OPERATIONS

FROM FEBRUARY 1, 2023 THROUGH DECEMBER 31, 2023

EXPENSES

Professional fees	$383,523
Salaries, bonuses and benefits	255,522
Brokerage, exchange and clearance fees	76,680
Technology, data and communication costs	59,853
Regulatory fees	21,176
Occupancy costs	17,508
Others	6,050
Adveristing costs	4,476
Research costs	2,400
TOTAL EXPENSES	827,188
NET OPERATING INCOME	(827,188)
OTHER INCOME	
Interest Earned	$ 5,203
TOTAL OTHER INCOME	5,203
NET LOSS	$ (821,985)

See accompanying notes to the financial statements.

CACHE SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FROM FEBRUARY 1, 2023 THROUGH DECEMBER 31, 2023

	Additional Paid-In Capital	Accumulated Deficit	Total
BALANCE - BEGINNING OF PERIOD	$ 447,041	$ (12,764)	$ 434,277
Capital contribution by member	600,000	-	600,000
Net loss	-	(821,985)	(821,985)
BALANCE - END OF PERIOD	$ 1,047,041	$ (834,749)	$ 212,292

CACHE SECURITIES, LLC

STATEMENT OF CASH FLOWS

FROM FEBRUARY 1, 2023 THROUGH DECEMBER 31, 2023

OPERATING ACTIVITIES	
Net loss	$ (821,985)
Adjustments to reconcile net loss to net cash used in operating activities:	
(Increase) decrease in operating assets:	
Prepaid expenses and other assets	(9,863)
Increase (decrease) in operating liabilities:	
Accounts payable	29,623
Accrued expenses	11,997
TOTAL ADJUSTMENTS	31,757
NET CASH USED IN OPERATING ACTIVITIES	(790,228)
FINANCING ACTIVITIES	
Capital contributions from member	600,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	600,000
NET DECREASE IN CASH	(190,228)
CASH - BEGINNING OF PERIOD	305,149
CASH - END OF PERIOD	$ 114,920
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash paid during the period for:	
Interest	$ -
Taxes	$ -

See accompanying notes to the financial statements.

-8-

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Cache Securities LLC (the "Company") is organized in the state of Delaware and is registered as an introducing broker dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company has a contractual agreement with one clearing broker. The clearing broker carries the accounts of the Company's customers on their books. The Company acts as an agency broker for corporate equity securities and exchange traded funds, and receives fees for transactions conducted by clients who employ the technologies/software offered by its parent.

The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(ii) of that rule. The Company commenced operations on February 17, 2022 and is a single member limited liability company and is a wholly owned subsidiary of Cache Financials Inc. (the "Member"/"Parent").

The period covered by these Financial statements is from February 1, 2023 to December 31, 2023, 11 months. This period was chosen to reflect the date FINRA membership was granted on February 9th, 2023.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation

The financial statements are presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company maintains cash in a commercial checking account in a high credit quality financial institution. Balances have exceeded federally insured limits of $250,000. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents. As of December 31, 2023, the Company does not have excess cash of federally insured limits.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable

Receivables arise when the Company has an unconditional right to receive payment under a contract with a subscribing Broker Dealer and are reversed when the cash is received. The receivable balances as of December 31, 2023 were zero.

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts based on history of past write-offs and collections and current credit conditions. There was no allowance for doubtful accounts as of December 31, 2023.

Deposits with Clearing Broker

On July 8, 2022 the Company executed a fully disclosed clearing agreement with APEX Clearing Corporations ("APEX"). The Company has agreed to maintain a deposit account with APEX in the amount of $125,000 in accordance with the clearing agreement, which is held in cash in a Special Reserve account exclusively for the benefit of the Company (in accordance with the requirements of Securities Exchange Act Rule 15c3-3).

Revenue Recognition

The Company recognizes revenue in accordance with "ASC-606", Revenue from Contracts with Customers.

The standard provides a comprehensive, industry-neutral revenue recognition model intended to increase financial statement comparability across various companies, aiming at recognizing revenue when the entity satisfied a certain performance obligation. In relation to financial broker dealers, trading commission revenue is deemed to be recognized as an ongoing obligation as of the trade date, which is the single performance obligation for both, trade execution and clearing services.

The guidance requires an entity to follow a five step, model to (a) identify the contract(s) with a customer, (b) identify the performance obligation in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligation in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company is an introducing broker dealer that receives commission income generated from clients equity trading using a platform supplied by the Parent. Fees are transaction based and are recognized at the point in time that the transaction is executed by the Company. Commission revenues and related clearing expenses are recorded on a trade-date basis as securities transactions occur. The trade date is the date the trade transaction is executed and processed by the Company.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or investor is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Operating Expenses

Operating expenses such as professional services fees, regulatory fees and broker-dealer fidelity bond insurance premiums are related to operating activities of the Company. These are expensed in the period to which they relate.

Taxes

The Company is a single member limited liability company that is deemed to be a disregarded entity for federal income tax purposes. The taxable income or loss of the Company is allocated and taxed to its member.

The Company accounts for uncertainties in income taxes under the provisions of Financial Accounting Standards Board "FASB" ASC 740-10-05, "Accounting for Uncertainty in Income Taxes." In accordance with the rule, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. At December 31, 2023, management has determined that the Company had no material unrecognized tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company's tax year 2022 is open for examination by the federal and state taxing authorities at the consolidated level. As of December 31, 2023, there were no examinations in process.

Relevant Accounting Pronouncements

The FASB has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of GAAP recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the period ending December 31, 2023, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the period ended December 31, 2023.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Subsequent Events

The Company has evaluated events and transactions that occurred between December 31, 2023 and February 22, 2024, the date the financial statements were available to be issued, for possible recognition or disclosure in the financial statements. There were no subsequent events that occurred during the period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2023.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company has an Expense Sharing Agreement ("ESA") in place with its Parent. Under the terms of the ESA, the Parent provides the Company with human capital, technology, communication and data product services, and general operational and infrastructure costs. Costs that are included are allocated to the broker dealer in a fair and reasonable manner. All these expenses are allocated to the Company monthly based on agreed upon percentages, and the Company's total reimbursements amounted to $451,092 for the period ended December 31, 2023. As of December 31, 2023, $10,023 is included in Due to Member as reflected on the Statement of Financial Condition.

Moreover, the Company has received $600,000 of capital contributions by the Parent for the period December 31, 2023.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2023, the Company had regulatory net capital of $198,300 which was $193,097 in excess of its required minimum of $5,203. The Company's ratio of aggregate indebtedness to net capital ratio was approximately 0.21 to 1.

NOTE 6 – RISK AND UNCERTAINTIES

The Company generated $0 revenue for the period December 31, 2023. Capital contributions were provided by the Parent during the period ended December 31, 2023 accounted to $600,000. While the Company is optimistic that it will generate sufficient revenue to fund operations, it will continue to be supported by Cache Financials Inc. through capital contributions until such time as it can independently sustain its existence.

CACHE SECURITIES, LLC

SUPPLEMENTAL INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1

DECEMBER 31, 2023

Net Capital		
Total member's equity from the Statement of Financial Condition	$	212,292
Nonallowable assets from the Statement of Financial Condition		(13,992)
Net capital before haircuts		198,300
Net capital	$	198,300
Total aggregate indebtedness	$	41,620
Computation of basic net capital requirement		
Net capital requirement (greater of $5,000 or 6-2/3% of aggregate indebtedness)	$	5,203
Excess net capital	$	193,097
Percentage of aggregate indebtedness to net capital		0.21 %

The net capital computed above and the Company's computation of net capital on its December 31, 2023 FOCUS Report - Part IIA agree. As a result, no reconciliation is necessary.

See Report of Independent Registered Public Accounting Firm regarding supplementary information.

CACHE SECURITIES, LLC

STATEMENT ON EXEMPTION FROM
THE COMPUTATION FOR DETERMINATION
OF RESERVE REQUIRMENTS UNDER RULE 15c3-3

DECEMBER 31, 2023

The Company is exempt from the requirement of Rule 15c3-3 under the exemption provided in Section k(2)(ii) of the Rule.

The Company has met the exemption provision in paragraph k(2)(ii) of Rule 15c3-3 throughout the year ended December 31, 2023 without exception.

CACHE SECURITIES, LLC

STATEMENT ON EXEMPTION RELATING
TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3

DECEMBER 31, 2023

The Company is exempt from the requirements of Rule 15 c3-3 under the exemption provided in paragraph k(2)(ii) of Rule.

The Company has met the exemption provision in paragraph k(2)(ii) of Rule 15c3-3 throughout the year ended December 31, 2023 without exemption.

CACHE SECURITIES, LLC

EXEMPTION REPORT PURSUANT TO RULE 17A-5
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2023

Cache Securities, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

    (1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii)

    (2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

Cache Securities, LLC

I, Chang Liu, affirm that, to my best knowledge and belief, this exemption report is true and correct.

By: _____

Title: Chief Executive Officer

See Report of Independent Registered Public Accounting Firm regarding supplementary information.



ASSURANCEDIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM – EXEMPTION REPORT REVIEW

To the Member
of **Cache Securities, LLC**

We have reviewed management's statements, included in the accompanying Exemption Report required by SEC Rule 17a-5, in which (1) **Cache Securities, LLC** identified the following provisions of 17 C.F.R. §15c3-3(k) under which **Cache Securities, LLC** claimed an exemption from 17 C.F.R. §240.15c3-3: under the provision (k)(2)(ii) "Customer Protection-Reserves and Custody of Securities" ('the "exemption provision") for its introducing broker related activities. **Cache Securities, LLC** stated that it has met the identified exemption provisions throughout the most recent fiscal year without exception. **Cache Securities, LLC's** management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about **Cache Securities, LLC**'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Assurance Dimensions

Assurance Dimensions
Margate, Florida
February 22, 2024

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com